(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 Commission File Number NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

PAINCARE HOLDINGS, INC.

Full Name of Registrant

Former Name if Applicable

1030 N. Orange Avenue, Ste. 105

Address of Principal Executive Office (Street and Number)

Orlando, FL 32801

City, State and Zip Code

PART II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant could not complete the Form 10-Q within the prescribed time because the Registrant is in the process of changing auditors, and the new auditors need additional time to review the Company’s financial statements for the period in question.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Mark Szporka (Name)	(407) (Area Code)	367-0944 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s): ☐ Yes ☒ No

*	Form 10-Q for the fiscal quarter ended 3/31/06

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following events, which occurred during the quarter ending on March 31, 2007, will result in a significant change in the Registrant’s results of operations from the corresponding period the prior fiscal quarter which will be reflected in the Registrant’s earnings statements to be included in the Registrant’s Form 10-Q:

•	the disposition of the Centeno subsidiary on February 22, 2007. This transaction resulted in a loss on disposal, unaudited, of $243,350 net of tax.

•

the announcement that the Surgery Center Division was being sold on October 19, 2006. The Surgery Center Division will be classified as “held for sale” in the Registrant’s consolidated financial statements. The Surgery Center Division has revenues, unaudited, of approximately $3.8 million for the quarter.

The Surgery Center Division and Georgia Pain Physicians will be reported as discontinued operations in the Registrant’s consolidated financial statements for the quarter ending March 31, 2007. The revenues for the divisions are approximately $4.9 million and the income before income taxes and minority interest is approximately $1.5 million.

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PAINCARE HOLDINGS, INC.

Consolidated Balance Sheets

As of March 31, 2007 and December 31, 2006

	March 31, 2007	December 31, 2006
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,623,725	$3,180,542
Accounts receivable, net	11,382,743	10,744,604
Deposits and prepaid expenses	808,979	1,541,540
Current deferred tax asset	2,141,299	1,785,386
Income tax receivable	5,156,712	4,135,375
Current assets of discontinued operations	9,327,261	9,732,008

Total current assets	31,440,719	31,119,455
Property and equipment, net	9,457,675	9,579,704
Goodwill, net	87,490,877	88,263,819
Other assets	3,872,372	4,016,010
Non-current assets of discontinued operations	29,029,513	30,262,937

Total assets	$161,291,156	$63,241,925

Liabilities and Stockholders’ Equity
Liabilities:
Accounts payable and accrued expenses	$6,442,330	$5,634,124
Derivative liabilities	600,000	600,000
Acquisition consideration payable	3,103,095	4,026,209
Current portion of notes payable	34,195,868	34,053,378
Current portion of convertible debentures	12,676,613	12,415,480
Current portion of capital lease obligations	1,311,545	1,383,790
Current liabilities of discontinued operations	1,566,951	1,485,464

Total current liabilities	59,896,402	59,598,445
Capital lease obligations, less current portion	1,657,510	1,717,138
Deferred tax liability non-current	2,901,595	2,336,704
Non-current liabilities of discontinued operations	11,250	46,859

Total liabilities	64,466,757	63,699,146

Minority interests related to discontinued operations	2,275,490	2,191,797
Commitments and contingencies
Stockholders’ equity:

Common stock, $.0001 par value. Authorized 200,000,000 shares; issued and outstanding 66,849,164 and 66,292,721 shares, respectively	6,685	6,629

Preferred stock, $.0001 par value. Authorized 10,000,000 shares; issued and outstanding -0- shares	—	—
Additional paid in capital	143,124,782	142,763,156
Accumulated deficit	(48,640,692)	(45,465,595)
Accumulated other comprehensive income	58,134	46,792

Total stockholders’ equity	95,548,909	97,350,982

Total liabilities and stockholders’ equity	$161,291,156	$163,241,925

See accompanying notes to consolidated financial statements.

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PAINCARE HOLDINGS, INC.

Consolidated Statements of Operations

For the Three Months Ended March 31, 2007 and 2006 (Unaudited)

	For the Three Months Ended March 31,
	2007	2006
		(as restated)
Revenues:
Pain management	$9,622,598	$10,649,878
Surgeries	1,342,193	1,881,030
Ancillary services	2,860,769	3,828,377

Total revenues	13,825,560	16,359,285
Cost of revenues	3,944,257	2,865,889

Gross profit	9,881,303	13,493,396
General and administrative expense	11,521,356	1,345,734
Impairment of goodwill	229,745	—
Amortization expense	148,745	469,062
Depreciation expense	481,560	487,996

Operating income (loss)	(2,500,103)	11,190,604
Interest Income (expense)	(1,652,674)	(618,094)
Derivative benefit (expense)	—	10,394,555
Other income	25,426	87,531

Income (loss) from continuing operations before income taxes	(4,127,351)	21,054,596
Benefit (provision) for income taxes	1,437,174	(3,920,837)

Income (Loss) from continuing operations	(2,690,177)	17,133,759

Discontinued operations:
Income (loss) from discontinued operations (less applicable income tax expense (benefit) of $111,630 and $794,878)	(241,570)	91,682
Loss on disposal of discontinued operations (less applicable income tax benefit of $125,362	(243,350)	—

Income (loss) from discontinued operations, net of tax	(484,920)	91,682
Income (Loss) from discontinued operations before a cumulative effect of a change in accounting principle	(3,175,097)	17,225,441

Cumulative effect of a change in accounting principle (net of tax of $661,283	—	991,925

Net Income (Loss)	$(3,175,097)	$18,217,366

Basic income (loss) per common share:
Loss from continuing operations before cumulative effect of a change in accounting principle	$(.04)	$.28

Loss from discontinued operations	$(.01)	$—

Cumulative effect of a change in accounting principle	$—	$.02

Net loss	$(.05)	$.30

Diluted loss per common share:
Loss from continuing operations before cumulative effect of a change in accounting principle	$(.04)	$.24

Loss from discontinued operations	$(.01)	$—

Cumulative effect of a change in accounting principle	$—	$.01

Net loss	$(.05)	$.25

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PAINCARE HOLDINGS, INC.

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2007	By:	/s/ Mark Szporka
	Name:	Mark Szporka
	Title:	Chief Financial Officer

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